AM 12-9-2003

VI- 12-4-03

03051593

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32099

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Lawson Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3352 East Camelback Road
(No. and Street)

Phoenix, (City) — Arizona (State) — 85018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lona M. Nanna — (602)381-8588 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Merlin Schumann & Company, P.C.
(Name – *if individual, state last, first, middle name*)

2505 W. Beryl Ave., Suite #300, (Address) — Phoenix (City) — Arizona (State) — 85021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
NOV 28 2003
WASH. D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

DR 12-11

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Lawson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lawson Financial Corporation, as of September 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public State of Arizona
Maricopa County
Cheryl A Lawrence
Expires October 01, 2004

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAWSON FINANCIAL CORPORATION
Financial Statements
September 30, 2003


RECEIVED
NOV 2 8 2003
160
WASH, D.C.
SECTION

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA
Scott R. Gastineau, CPA

November 21, 2003

Independent Auditors' Report

The Board of Directors
Lawson Financial Corporation

We have audited the accompanying statement of financial condition of Lawson Financial Corporation, as of September 30, 2003, and the related statements of operations and changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawson Financial Corporation at September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Merlin Schumann & Company

Merlin Schumann & Company, P.C.
Phoenix, Arizona

LAWSON FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2003

ASSETS

Assets		
Cash and cash equivalents	$	89,708
Cash segregated under federal and other regulations		10,262
Securities owned		
Marketable, at market value		1,656,026
Not readily marketable, at estimated fair market value		268
Commissions receivable		18,855
Interest receivable		25,737
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation of $269,343		49,833
Deposits		23,676
Other receivables, net of allowance for doubtful accounts of $1,845		5,000
Prepaid expenses		5,521
	$	1,884,886

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Payable to clearing organization	$	318,255
Accounts payable, accrued expenses, and other liabilities		817,287
		1,135,542
Stockholder's equity		
Common stock, $.01 par value, authorized 100,000 shares, issued 86,000 shares, outstanding 51,000 shares		860
Additional paid-in capital		274,140
Retained earnings		666,348
Less 35,000 shares of treasury stock, at cost		(192,004)
		749,344
	$	1,884,886

See accompanying notes to financial statements

LAWSON FINANCIAL CORPORATION
Statement of Operations and Changes in Stockholder's Equity
For the Year Ended September 30, 2003

Revenues	
Net trading gains	$ 2,840,407
Commissions	829,093
Interest	102,998
	3,772,498
Expenses	
Employee compensation and benefits	2,079,260
General and administrative	463,093
Floor brokerage, exchange, and clearing fees	298,212
Occupancy and equipment processing	244,948
Legal and professional	161,282
Communications and data processing	114,278
Insurance	116,843
Postage	81,089
Advertising	122,248
Interest	37,368
Seminars	30,931
Depreciation	16,202
	3,765,754
Net income	6,744
Retained earnings, beginning of year	659,604
Retained earnings, end of year	$ 666,348

See accompanying notes to financial statements

LAWSON FINANCIAL CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2003

Cash flows from operating activities:	
Net income	$ 6,744
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	16,202
Increase (decrease) in cash resulting from changes in:	
Deposits with clearing organization	42,463
Securities owned, marketable	(311,082)
Securities owned, not readily marketable	9,096
Receivable from clearing organization	171,703
Commissions receivable	(206)
Interest receivable	(13,145)
Other receivables	6,033
Prepaid expenses	1,114
Payable to clearing organization	(365,364)
Accounts payable, accrued expenses, and other liabilities	383,247
Net cash used in operating activities	(53,195)
Cash flows from investing activities:	
Purchase of furniture and equipment	(3,050)
Net decrease in cash and cash equivalents	(56,245)
Cash and cash equivalents, beginning of year	156,215
Cash and cash equivalents, end of year	$ 99,970
Supplemental cash flow information:	
Cash paid for interest	$ 37,368

See accompanying notes to financial statements

LAWSON FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2003

1. Summary of Significant Accounting Policies

a. Basis of Presentation

Lawson Financial Corporation (the Company) is a self-clearing securities broker-dealer and engages in activities as a market maker with offices in Arizona and Florida. However, the Company conducts most security transactions fully disclosed with Pershing, LLC, which acts as its clearing broker. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended September 30, 2003, there is no difference between the Company's net income and comprehensive income.

b. Cash Equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

Cash equivalents at September 30, 2003 consisted of:

Cash	$ 89,708
Cash segregated under federal and other regulations	10,262
	$ 99,970

c. Securities Transactions

Securities transactions of the Company and commission income and expenses related to customer transactions are recorded on a trade date basis.

d. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is computed using accelerated methods with estimated lives of five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

LAWSON FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2003

1. Summary of Significant Accounting Policies, continued

e. Income Taxes

As of July 1, 1991, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date.

f. Advertising

Advertising and promotion costs are expensed as incurred.

2. Cash Segregated Under Federal and Other Regulations

Cash of $10,262 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

3. Securities Owned

The amortized cost and estimated market values of investment trading securities at September 30, 2003 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Municipal bonds	$ 1,568,055	11,343	-	1,579,398
Other securities	39,725	1,659	-	41,384
Corporate obligations	34,665	579	-	35,244
	$ 1,642,445	13,581	-	1,656,026

The unrealized gain at September 30, 2003 is $13,581 and is recognized in the current statement of operations.

3. Securities owned, continued

The amortized cost and estimated market value of investment trading securities at September 30, 2003, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or pre-pay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated Market value
Due in one to five years	$ 5,000	5,074
Due in five to fifteen years	151,865	156,032
Due in fifteen years to twenty years	342,059	345,584
Due in twenty-five years to thirty-five years	1,069,131	1,072,709
	1,568,055	1,579,399
Other Securities	39,725	41,384
Corporate Obligations	34,665	35,243
	$ 1,642,445	1,656,026

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At September 30, 2003, the securities owned, not readily marketable consisted of stock with an estimated fair market value of $268.

4. Payable to Clearing Broker

The payable to clearing broker is for customers' and dealers' transactions and is collateralized by securities. Interest is at a fluctuating rate that generally corresponds with the broker call rate.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, the Company had net capital of $546,286, which was $296,286 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 1.50 to 1.

6. Lease Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum lease obligations for office space and equipment at September 30, 2003, are as listed below:

Years ending September 30		
2004	$	158,117
2005		174,202
2006		155,367
2007		156,961
2008		153,776
	$	798,423

Certain leases contain escalation clauses. Rent expense for operating leases for the year ended September 30, 2003 was $298,212.

7. Related Party Transactions

The Company leases a condominium from a stockholder on a month-to-month basis. The rent, during 2002, was $23,749.

The Company leases its corporate offices from a company partially owned by the stockholder on a month-to-month basis. The rent during 2003 was $101,133, which is included in occupancy and equipment costs.

The Company also recorded a $30,000 liability for capital improvements to the same company.

8. Credit Risk

The Company maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. The Company had deposits in excess of federally insured limits of $1,694 at September 30, 2003.

9. 401(k) Plan

The Company has a 401(k) plan, which covers substantially all full-time employees over age 21 with at least one year of service. The plan provides for employee deferrals of up to 15% of annual compensation, or the annual deferral limit as set by the Internal Revenue Code. The Company does not make matching contributions.

10. Contingency

The Company is involved in disputes with customers alleging damages, which made lead to arbitration or mediation. These matters are being brought in the National Association of Securities Dealers Dispute Resolution, Inc. forum. These claims are being vigorously defended by the Company and management considers them to be baseless and without merit. Legal counsel believes that the Company has strong defenses against these claims; however legal counsel cannot provide an opinion on the outcome. Accordingly, the accompanying financial statements do not include any adjustments that may result from the ultimate disposition of these matters.

11. Subsequent Event

On October 31, 2003 the NASD dispute resolution board awarded a customer of the Company approximately, $88,000 in damages and $62,000 in attorney fees as a result of arbitration. Consequently, the Company has accrued the liability at September 30, 2003. This action is being vigorously defended by the Company.

S U P P L E M E N T A R Y   I N F O R M A T I O N

Schedule I

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2003

Net Capital			
Total stockholder's equity		$	749,344
Nonallowable assets			
Furniture, equipment and leasehold improvements	49,833		
Other assets	29,465		
Receivables	9,098		
Total deductions			88,396
Net capital before haircuts on securities positions			660,948
Haircuts			
State and municipal government obligations	101,757		
Other securities	10,208		
Corporate obligations	2,697		
Total haircuts			114,662
Net capital		$	546,286
Aggregate indebtedness			
Accounts payable, accrued expenses, and other liabilities, as adjusted		$	817,287
Computation of basic net capital requirement			
Minimum net capital required (6 2/3% of aggregate indebtedness)		$	54,486
Minimum dollar net capital requirement		$	250,000
Net capital requirement (greater of above)		$	250,000
Excess net capital		$	296,286
Excess net capital at 1000%		$	464,557
Ratio: Aggregate indebtedness to net capital			1.50 to 1

Schedule I, (continued)

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2003

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per focus report	$ 716,928
Changes resulting from audit adjustments	
Increase in concession receivable	10,207
Increase in payables	(176,450)
Increase in commission payable	(4,399)
Net capital per audit report	$ 546,286

Schedule II

LAWSON FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2003

Credit balances	
Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Customers' securities failed to receive	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days	-
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer agent or issuer during the forty days	-
Total credit items	-
Debit balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection and net of deductions pursuant to Rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver customers' securities not older than thirty calendar days	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	-
Total debit items	-
Excess of total credits over total debits	$ -
Reserve Computation	
105% of total credits over total debits	$ -
Amount held on deposit in reserve bank accounts	$ 10,262

Note: The Computation of Reserve Requirements under Rule 15c3-3 as of September 30, 2003 computed by Lawson Financial Corporation in its Form X-17A-5, Part II filed with the National Association of Security Dealers, Inc. on October 24, 2003, agrees with that shown above.

Schedule III

LAWSON FINANCIAL CORPORATION
Information relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2003

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of September 30, 2003 for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ -
A. Number of items	-
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2003, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
A. Number of items	-

MERLIN SCHUMANN & COMPANY, P.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA
Scott R. Gastineau, CPA

Board of Directors
Lawson Financial Corporation

In planning and performing our audit of the statements and supplemental schedules of Lawson Financial Corporation (the Company), for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Although the Company has the ability to conduct business as a self clearing-broker, for the year ended September 30, 2003 they were conducting business as an introducing broker-dealer. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

2505 W. Beryl Ave. • Suite 300 • Phoenix, Arizona 85021 • (602) 870-1426 • Fax (602) 678-0241

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Merlin Schumann & Company

Merlin Schumann & Company, P.C.
Phoenix, Arizona
November 21, 2003